Offering Statement for Undercurrent VR INC ("Undercurrent VR")

This document is generated by a website that is operated by Netcapital Systems, LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

Eligibility

2. **The following are true for Undercurrent VR INC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Andrew Moore

Andrew "Drew" graduated from Brigham Young University-online at age sixteen to move to New York to attend The New York Conservatory of Dramatic Arts Graduate Program. As the youngest graduate in his class at age 19, Drew started working in film production as a Grip and Production Assistant, quickly making his way up to First Assistant Director for music videos and a feature film in the independent production world. Drew Went on to work under Dorthy Palmer Talent and Literary Agency in Manhattan for two years. Starting out as an intern, Drew worked he way up to the Head of Literary Development. His role in the company was reviewing submissions, selecting potential clients to interview, script development, talent attachments, distribution deals, budgets and production company attachments for projects under the agency. Drew split off from DPTLA in 2012 to form his own management company, Drew Moore Management working, at times, through DPTLA. He is currently employed there on a part-time basis. Drew founded the production company Actium Pictures with his client Michael Jefferson which went on to provide the backbone of physical Co-production for the film "Let Me Make You a Martyr" with Marilyn Manson and Mark Boon Jr. Another company managed by Drew, Sunshine Tears, went to produce the comedy series "Lofty Dreams" in 2014, where Drew also acted as Director. A film called "Inferno" he produced was

awarded the DGA Award for Best Student Film, by director Alcee Walker.

Andrew Sahlstrom

Andrew "Andy" Sahlstrom is original from Minnesota and moved to New York in 2006. Mr. Sahlstrom earned his Master's degree from the Interactive Telecommunications Program within TISCH and New York University in 2016. Mr. Sahlstrom has workednfor Production Glue, an advertising firm located in Midtown Manhattan as well as a Creative Engineer at Moey Inc where he worked for Louis Vutton, National Geographic, Natural History Museum among others. nnMr. Sahlstrom's responsibilities shall include the physical manufacturing of the Undercurrent Capture System, selecting our programmer to work beside us stitching the plenoptic images together, conceiving solutions for technical hurdles the Company may face, supervising all strategic planning and overseeing daily operations. Andy has been employed at Moey Inc. since November 2016. Prior to that, he was employed at Production Glue.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Andrew Moore

Securities:	51,000
Class:	Common Stock
Voting Power:	72.0%

Andrew Sahlstrom

Securities:	20,000
Class:	Common Stock
Voting Power:	28.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

To achieve the goals of the company, the first targets for revenue need to be focused on institutional devices. The two chosen to start with are Advertising and Education. UCVR has paired with a Senzit Company sponsored by IBM called CyberClaz. CyberClaz has agreed to utilize the Company's format

in their educational platform. We anticipate this licensing deal will reach far and wide and will be absorbed by government and educational institutions introducing the new format to a younger demographic through physical data programs based off external hard devices. We believe advertising will be the largest generator of revenue through licensing of the Current VR Display software. In the initial rollout, we plan to target Japanese companies with high marks of Brand Loyalty within Japanese Consumer Culture. We are working with PureLogics on developing our distribution strategy of these large - data media files to be streamed online. The Company is planning on building cloud servers within the markets we are launching to aleiviate the user's personal device from unnecessary downloads to stream the UCVR Content. We believe the infrastructure and maintenance thereof will initially be the advertisers' burden to finance in new markets.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Undercurrent VR INC speculative or risky:**
    1. There are many factors that play into the success of Undercurrent VR INC in a global economy. There is a risk that a similar, but different virtual reality format takes control of mainstream consumption.
    2. There is a risk that international business regulations may cut into projected revenue streams of Undercurrent VR INC.
    3. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, in the future, there may be additional classes of equity with rights that are superior to the class of equity being sold.
    4. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business.
    5. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.
    6. Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may

not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

7. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time.

8. You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

9. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

10. We have a limited operating history upon which investors may base an evaluation of our potential future performance. In particular, we have not proven that we can develop and maintain relationships with key vendors and strategic partners to extract value from our intellectual property, raise sufficient capital in the public and/or private markets, or respond effectively to competitive pressures. As a result, there can be no assurance that we will be able to develop or maintain consistent revenue sources, or that our operations will be profitable and/or generate positive cash flows.

The Offering

Undercurrent VR INC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $100,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

    In this seed offering, Undercurrent VR is raising funds to attain two main goals. First, the production of "Joseph Clurry's Sneeze", as the Proof of Concept, in the form of a five to ten second VR program. The program requires the purchase of technical materials, cameras, a small rental lighting package and necessary production supplies for the shoot. Second, we intend to fully develop and program the "Current VR Display Software." Once the first working program is complete, the company plans to

file a Non-Provisional Patent application through Litman Law. If the Company raises the minimum amount and does not reach its target, it plans to produce the Minimum Viable Product called "The Totem Pole", which is designed to function as a still-frame capture using the same operational software principals, allowing the company to file a Provisional Patent in efforts to raise more capital Please refer to the chart below to see our intended use of proceeds if the target offering amount is reached and if the maximum offering amount is reached.

9. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$100,000
Less: Offering Expenses	$490	$4,900
Net Proceeds	$9,510	$95,100
Compensation for Directors, Officers, and Promoters	$0	$30,000
Working Capital	$6,000	$45,000
Equipment / Machinery	$3,510	$14,000
Real Estate	$0	$6,100
Total Use of Net Proceeds	$9,510	$95,100

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Undercurrent VR INC must agree that a transfer agent, which keeps the records of all of our outstanding Common Stock, will issue digital securities in the investor's name (a paper stock certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of shares that they own in our company. These securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least

five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue shares in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Common Stock at an offering price of $10.00 per share.

14. **Do the securities offered have voting rights?**

    The Common Stock are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter comes before the shareholders, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the shares on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	100,000	71,000	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The crowdfunding securities being offered are shares of common stock. The common shares offered for sale are exactly the same as the shares of common stock that are currently outstanding. There are no other outstanding securities that convert into equity.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

20. **How could the exercise of rights held by the principal shareholders identified in Question 5 above affect the purchasers of the securities being offered?**

There is a risk that the majority shareholder exercises his voting rights in a manner that is not favorable to the interest of individuals who are minority owners.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The company determined the price, based upon 0.001 percent of the advertising market in Japan.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

Risks to Net Capital Investors holding minority ownership involve handing over full autonomous control of the company and exit negotiations to the Founders. Possibility of full loss is possible in any investment, including this investment.

23. **What are the risks to purchasers associated with corporate actions including:**

- **additional issuances of securities,**
- **issuer repurchases of securities,**
- **a sale of the issuer or of assets of the issuer or**
- **transactions with related parties?**

The issuance of additional securities will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline. A sale of our company or of

all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. Our company currently has negative net worth (our liabilities exceed our assets) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

24. **Describe the material terms of any indebtedness of the issuer:**

   Not applicable.

25. **What other exempt offerings has Undercurrent VR INC conducted within the past three years?**

   None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
   1. any director or officer of the issuer;
   2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
   3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
   4. any immediate family member of any of the foregoing persons.

   No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

   No.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

   The Company is a new corporate structure founded in New York with limited operating history. The applicants here are founders and no debt has been added to the balance sheet as of November 30, 2017. Since inception we have expended $850 on camera equipment, $450 in research and $1,775 in stock-based compensation to our founding shareholders.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

Taxes

Total Income	Taxable Income	Taxes Paid
$0	$0	$0

See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
Principal Executive Certification:	executivecertification.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
        1. at the time of the filing of this offering statement bars the person from:
            1. association with an entity regulated by such commission, authority, agency or officer?
            2. engaging in the business of securities, insurance or banking?
            3. engaging in savings association or credit union activities?
        2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

    4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
        1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
        2. places limitations on the activities, functions or operations of such person?
        3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

> If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Undercurrent VR INC answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

BLUE SCREEN GRAPHICS ANNOUNCER Do you have headaches, eye strain or broken furniture from using your goggle based virtual reality systems? Oculus Rift fail video of man falling backwards into his tv. ANNOUNCER Have you ever hit family member.. Clip of VR fail ANNOUNCER ...or a coworker while experiencing VR? Well Undercurrent VR has the solution for you! With the Undercurrent Capture System and Current VR Display software, you can experience Virtual Reality from the comfort and safety of your own computer without worrying about those awkward conversations with social services about how you are not a child abuser, but only trying to keep up with the latest VR trends. EXT. ANDY'S LAB .DAY Andy walks towards the camera in a lab coat and glasses. ANDY Hi there. My name is Andy Sahlstrom and I am the Chief Technical Officer for Undercurrent VR. This is my laboratory, as you can see from my lab coat. Andy starts walking around the shop describing the equipment. ANDY The Prototyping Workshop consists of spinning saw things. Poking drilly things and laser cutting things. Stopping in the middle of a laser cutting project Andy dons eye-protective glasses and gives a "Thumbs Up!" (CONTINUED) CONTINUED: 2. ANDY Most importantly, in this Lab we are prototyping the Undercurent Capture system. Turning the corner, a PLOOM OF FOG starts billowing under the loft. Way too much fog keeps plooming out of the corner when red lasers start to become clear in the fog. Andy takes us into the fog. ANDY (CONT'D) This piece of equipment we are developing can change the face of virtual reality as we know it! Through the fog we get a clear picture of the UCVR Rig, Lasers activated and forming a crosshair. DIgital title card ANNOUNCER Everything you know about virtual reality is wrong. Undercurrent is developing a new format of virtual reality

that functions from the positioning of the user in front of their computer screen, not which way they are looking. No more plugging in or strapping on, because with Undercurrent all you need to do is this. Andy dances moving his head and shoulders left to right. This dance goes on for too long. ANDY You're seeing it right. Just move left to right and the image on your screen will move to! INT. STUDIO DAY Drew lounges in a chair In a suit and slicked back hair. Almost awkward. DREW Well hello, My name is Drew Moore, and as you can see by my fancy suit and this studio, I am the Cheif Executive Officer of Undercurrent VR and I do film stuff. Producing (MORE) (CONTINUED) CONTINUED: 3. DREW (cont'd) content requires a slick disposition, precise execution, flawless style and masterful multi-tasking. Drew holds up his two phones. DREW See? I can make two calls at once. SMASH CUT Drew is looking through a drawer and clothes, holding a phone up to his ear. DREW Carola, have you seen my other phone?! I just had.. oh. Drew pulls the other phone out of his pocket. DREW Found it! INT. LABORATORY. NIGHT Drew and Andy are standing in the studio addressing the camera. DREW So come join us here at Undercurrent VR as we embark onto the next generation of virtual reality content and software. Our team of experienced professionals are here to answer any of your questions.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf

Opportunity:

Offering Page JPG:	offeringpage.jpg

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.angel.co/undercurrent-vr-inc

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.